FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the period July 9, 2002

SANPAOLO IMI S.p.A.

(formerly ISTITUTO BANCARIO SAN PAOLO DI TORINO-ISTITUTO MOBILIARE ITALIANO S.p.A.)
(Exact name of registrant as specified in its charter)

Piazza San Carlo 156
10121 Turin, Italy
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X Form 40-F _

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _ No X

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SANPAOLO IMI S.p.A.

By: ______________________________
Name: Giorgio Spriano
Title: Head of Company Secretariat

Date: July 9, 2002

SANPAOLO IMI

VIRGILIO MARRONE REPLACES GABRIELE GALATERI IN SANPAOLO IMI'S EXECUTIVE COMMITTEE

Turin, 9 July 2002 - The Board of Directors of SANPAOLO IMI has noted the resignation of the Director Gabriele Galateri di Genola as a member of the Executive Committee of the Bank following his recent important responsible appointment within the Fiat Group.

The Board of Directors expressed to Galateri – who will remain on the Board of SANPAOLO IMI – its great appreciation and thanks for his valuable contribution to the Board of Directors since the arrival of IFI/IFIL as a shareholder of Sanpaolo in 1997 and has decided to return the number of members of the Committee to eight with the nomination of the Director Virgilio Marrone.

Giorgio Spriano	+39 011 555 2822
Dean Quinn	+39 011 555 2593
Damiano Accattoli	+39 011 555 3590
Elena Flor	+39 011 555 2639
Rossella Buia	+39 011 555 6147
Fax	+39 011 555 2989
e-mail	investor.relations@sanpaoloimi.com